

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

August 30, 2017

Via E-mail
James McGorry
Chief Executive Officer
Biostage, Inc.
84 October Hill Road, Suite 11
Holliston, MA 01746

> **Re:  Biostage, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 17, 2017**
> **File No. 001-35853**

Dear Mr. McGorry:

     We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc:  Robert A. Petitt, Esq.
      Burns & Levinson LLP